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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


NAME OF ISSUER                            Donnelly Corporation

TITLE OF CLASS OF SECURITIES              Class A Common Stock

CUSIP NUMBER                              257870 10 5



Check the following box if a fee is being paid with this
statement (   ).

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  257870 10 5              13G
- --------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Bernard P. Donnelly, Jr.
            ###-##-####

- -------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                         (a) (   )
            Not Applicable                               (b) (   )

- -------------------------------------------------------------------
3     SEC USE ONLY


- -------------------------------------------------------------------
4     Citizenship or Place of Organization

            United States

- -------------------------------------------------------------------
                              5     Sole Voting Power

                                          0
  Number of                   -------------------------------------
   Shares                     6     Shared Voting Power
Beneficially
    Owned                                 465,250
     by                       -------------------------------------
    Each                      7     Sole Dispositive Power
  Reporting
   Person                                 0
    With                      ------------------------------------
                              8     Shared Dispositive Power

                                          465,250
- -------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by each Reporting Person

            465,250

- -------------------------------------------------------------------

10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares*

            (   )

- -------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

            465,250/7,718,447 = 6.03%

- -------------------------------------------------------------------
12    Type of Reporting Person

            IN

CUSIP No.  257870 10 5              13G
- -------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Virginia N. Donnelly
            ###-##-####

- -------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                         (a) (   )
            Not Applicable                               (b) (   )

- -------------------------------------------------------------------
3     SEC USE ONLY


- -------------------------------------------------------------------
4     Citizenship or Place of Organization

            United States

- -------------------------------------------------------------------
                              5     Sole Voting Power

                                          0
  Number of                   -------------------------------------
   Shares                     6     Shared Voting Power
Beneficially
    Owned                                 465,250
     by                       -------------------------------------
    Each                      7     Sole Dispositive Power
  Reporting
   Person                                 0
    With                      -------------------------------------
                              8     Shared Dispositive Power

                                          465,250
- -------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by each Reporting Person

            465,250

- -------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares*

            (   )

- -------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

            465,250/7,718,447 = 6.03%

- -------------------------------------------------------------------
12    Type of Reporting Person

            IN


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Item 1.

      (a)   Name of Issuer
                  Donnelly Corporation
      (b)   Address of Issuer's Principal Executive Offices
                  414 East Fortieth Street
                  Holland, Michigan  49423

Item 2.

      (a)   Name of Persons Filing
                  Bernard P. Donnelly, Jr. and Virginia N. Donnelly
      (b)   Address of Principal Business Office or, if none,
            Residence
                  1306 Waukazoo Drive
                  Holland, Michigan  49424
      (c)   Citizenship
                  United States
      (d)   Title of Class of Securities
                  Class A Common Stock
      (e)   CUSIP Number
                  257870 10 5

Item 3. If this statement is filed pursuant to Rule 13-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.     Ownership

      (a)   Amount Beneficially Owned
                  (See Page 2, No. 9)
      (b)   Percent of Class
                  (See Page 2, No. 11)
      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                        (See Page 2, No. 5)
            (ii)  shared power to vote or to direct the vote
                        (See Page 2, No. 6)
            (iii) sole power to dispose or to direct the disposition
                   of
                        (See Page 2, No. 7)
            (iv) shared power to dispose or to direct the disposition of
                        (See Page 2, No. 8)

Bernard P. Donnelly and Virginia N. Donnelly, husband and wife, share voting and dispositive power as to all shares reported upon this Schedule.

Item 5.     Ownership of Five Percent or Less of a Class

                  Not Applicable


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Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person

                  465,250 of the shares represent shares owned by two Trusts of which Bernard P. Donnelly, Jr. and
                  Virginia N. Donnelly (husband and wife) are co-trustees and as to which both claim beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group

                  Not Applicable

Item 9.     Notice of Dissolution of Group

                  Not Applicable

Item 10.    Certification

                  Not Applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  January 31, 1994


                                    _____________________________________
                                    /s/ Bernard P. Donnelly, Jr.


                                    _____________________________________
                                    /s/ Virginia N. Donnelly


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                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING


      Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, each of the undersigned does hereby agree that the Schedule 13G to which this Exhibit A is attached shall be deemed filed on behalf of each of such persons and that this Agreement may be executed in one or more counterparts.



                                    _____________________________________
                                    /s/ Bernard P. Donnelly, Jr.


                                    _____________________________________
                                    /s/ Virginia N. Donnelly